FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of December 2012 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On December 27, 2012, the registrant announced it will present at the Needham Growth Conference in New York on January 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 27, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Present at the Needham Growth Conference
in New York on January 15, 2013

MIGDAL HAEMEK, Israel – December 27, 2012– TowerJazz (NASDAQ: TSEM), the global specialty foundry leader, today announced that its Chief Executive Officer, Mr. Russell Ellwanger, will present at the 15th Annual Needham Growth Conference.

The conference will be taking place at the New York Palace Hotel. TowerJazz is scheduled to present at the conference at 8:40am Eastern Time on Tuesday, January 15, 2013. The presentation will be simultaneously webcast from a link on the TowerJazz IR website or from the following link: http://wsw.com/webcast/needham55/tsem/

At the conference there will also be an opportunity for investors to meet one-on-one with Russell Ellwanger, CEO following the presentation. Interested investors should contact either the conference organizers at Needham or the Investor Relations team at TowerJazz at towerjazz@ccgisrael.com.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductorand its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Contact:

Tower Semiconductor	CCG Investor Relations
Noit Levi, +972 4 604 7066	Kenny Green, (646) 201 9246
Noit.levi@towerjazz.com	towerjazz@ccgisrael.com